EXHIBIT 12.1

UDR, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	2016	2015	2014		2013		2012
Earnings:
Income/(loss) from continuing operations	$109,529	$105,482	$16,260		$2,340		$(46,305)
Add (from continuing operations):
Interest on indebtedness (a)	123,031	121,875	130,262		125,905		139,069
Portion of rents representative of the interest factor	1,923	1,922	2,224		2,163		2,073
Amortization of capitalized interest	4,599	4,112	3,711		3,374		2,883
Total earnings	$239,082	$233,391	$152,457		$133,782		$97,720

Fixed charges and preferred stock dividends (from continuing operations):
Interest on indebtedness (a)	$123,031	$121,875	$130,262		$125,905		$139,069
Interest capitalized	16,482	16,105	20,249		29,384		26,368
Portion of rents representative of the interest factor	1,923	1,922	2,224		2,163		2,073
Fixed charges	$141,436	$139,902	$152,735		$157,452		$167,510

Add:
Preferred stock dividends	$3,717	$3,722	$3,724		$3,724		$6,010
Premium/(discount) on preferred stock redemption or repurchase, net	—	—	—		—		2,791
Combined fixed charges and preferred stock dividends	$145,153	$143,624	$156,459		$161,176		$176,311

Ratio of earnings to fixed charges	1.69	1.67	—	(b)	—	(b)	—	(b)
Ratio of earnings to combined fixed charges and preferred stock dividends	1.65	1.63	—	(c)	—	(c)	—	(c)
(a) Includes interest expense of consolidated subsidiaries, amortization of deferred loan costs, realized losses related to hedging activities and amortization of premiums and discounts related to indebtedness.

(b) The ratio was less than 1:1 for the years ended December 31, 2014, 2013, and 2012 as earnings were inadequate to cover fixed charges by deficiencies of approximately $0.3 million, $23.7 million, and $69.8 million, respectively.

(c) The ratio was less than 1:1 for the years ended December 31, 2014, 2013, and 2012 as earnings were inadequate to cover combined fixed charges and preferred stock dividends by deficiencies of approximately $4.0 million, $27.4 million, and $78.6 million, respectively.